UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces the Obtaining of Independent Assurance on the KPI of Its Sustainability-Linked Bonds “GAP 22L,” “GAP 23L,” “GAP 23-2L,” “GAP 24L,” and “GAP 24-2L”

GUADALAJARA, Mexico, March 23, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces that, in connection with its sustainability-linked bonds identified as “GAP 22L,” “GAP 23L,” “GAP 23-2L,” “GAP 24L,” and “GAP 24-2L,” it has obtained the assurance required under its Sustainability-Linked Financing Frameworks, including the emissions inventory assurance provided by Ruby Canyon and the limited assurance report issued by KPMG Cárdenas Dosal, S.C., an independent firm, regarding the Key Performance Indicator associated with such instruments.

The latter was conducted in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised) and provides a limited level of assurance over the information related to the KPI consisting of a 25% reduction in absolute Scope 1 and Scope 2 greenhouse gas emissions, specifically comprising Carbon Dioxide (CO2), Methane (CH4), and Nitrous Oxide (NOx), across all of GAP’s operations (Mexico and Jamaica), as of December 31, 2025, compared to the 2019 baseline year, in accordance with the criteria established in GAP’s Sustainability-Linked Financing Frameworks.

Based on the procedures performed and the evidence obtained, KPMG concluded that, taking into account the Ruby Canyon report, as well as the information provided by the Company, nothing has come to its attention that would lead it to believe that such KPI was not achieved, in all material respects, in accordance with the applicable criteria.

This follows up on the announcement to the Mexican Stock Exchange dated February 27, 2026, in which GAP reported the achievement of its target consisting of a 25% reduction in absolute Scope 1 and Scope 2 greenhouse gas emissions, specifically comprising Carbon Dioxide (CO2), Methane (CH4), and Nitrous Oxide (NOx), for 2025 compared to the 2019 baseline year.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx
+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 23, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer